United States
Securities and Exchange Commission
Washington, D.C. 20549

File No. 812-__________

__________________________________
In the matter of

Millington Exchange Traded MAVINS Fund, LLC
Millington Securities, Inc.
__________________________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

All communications notices and orders to:
Charles G. Millington Millington Securities, Inc. 222 South Mill Street Naperville, IL 60540

With a copy to:
Morrison C. Warren Suzanne M. Russell Chapman and Cutler LLP 111 West Monroe Street Chicago, IL 60603

As filed with the Securities and Exchange Commission on April 6, 2011, 2011

In this application (this “Application”) Millington Securities, Inc. and Millington Exchange Traded MAVINS Fund, LLC (the “Applicants”) request an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit Millington Exchange Traded MAVINS Fund, LLC (the “Company”) to create and operate one actively managed investment portfolio of the Company (the “Initial Fund”) that offers exchange-traded shares (“Shares”) that are redeemable in large aggregations only.

Applicants request that the order requested herein apply not only to the Initial Fund, but also to any future series of the Company and to any existing or future registered open-end management company and its series that may utilize active management investment strategies (“Future Funds” and together with the Initial Fund, the “Funds”).  Funds may invest in equity securities (“Equity Funds”), fixed income securities (“Fixed Income Funds”), or a combination of equity securities and fixed income securities (“Blended Funds”).1  Funds which invest in securities, all of which are traded in U.S. markets, are referred to as “Domestic Funds” and Funds which invest in securities, all or a portion of which are traded in foreign markets, are referred to as “Global Funds.”  Any Future Fund will (a) be advised by Millington Securities, Inc. (the “Adviser”) or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of this Application.  Each Fund will operate as an actively managed exchange-traded fund (“ETF”).

Shares of each Fund will be purchased from the Company only in large aggregations of a specified number referred to as a “Creation Unit.”  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the “Stock Exchange”).  The Shares themselves will not be redeemable to the Company unless combined into a Creation Unit.

Applicants are also requesting that the order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the law, the “Exchange Act” and such persons registered under the law, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to:  (1) any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Funds and

1	Neither the Initial Fund nor any Future Fund will invest in options contracts, futures contracts, or swap agreements.

any Brokers selling Shares of a Fund to an Investing Fund (as defined herein); and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds2 and that enters into a FOF Participation Agreement (as defined herein) with a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts are included in the defined term as “Investing Funds”).  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (the “Section 12(d)(1) Relief”).

All entities that currently intend to rely on the order are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”).

I. Actively Managed Exchange-Traded Funds

A.The Applicants.

1.The Company.  The Company is a limited liability company organized under the laws of the State of Delaware and intends to register with the Commission as an open-end management investment company.  Millington Securities, Inc. will serve as the sole Member of the Company (the “Member”).  The Company currently expects to offer the following Initial Fund: the Millington Large-Cap ETF.  The Company will be overseen by the board of directors of the sole Member of the Company (the “Board”) which will maintain the composition requirements of Section 10 of the 1940 Act.  Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act.  Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2	Same “group of investment companies” as used in this Application refers to the definition in Section 12(d)(1)(G)(ii) of the 1940 Act.

   2.The Adviser.  Millington Securities, Inc. will be the investment adviser to the Funds.  The Adviser is an Illinois corporation, with its principal office located at 222 South Mill Street, Naperville, IL 60540.  The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser may retain investment advisers as sub-advisers in connection with the Funds (each, a “Fund Sub-Adviser”).  Any Fund Sub-Adviser will be registered under the Advisers Act.

   3.The Distributor.  Millington Securities, Inc., a broker-dealer registered under the Exchange Act, or another entity that is a broker-dealer registered under the Exchange Act, will serve as the principal underwriter and distributor (the “Distributor”) for each of the Funds.  The Distributor will distribute Shares on an agency basis.  The Distributor will comply with the terms and conditions of this Application.

   None of the Company, the Adviser or the Distributor is an affiliate of the Stock Exchange.

   4.Other Service Providers.  The Company expects to appoint an entity or entities that are not affiliated persons of the Company to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Funds.  The Company and any securities lending agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company.  The entity providing custodial services is hereafter the “Custodian” and the entity serving as transfer agent for the respective Funds is hereafter the “Transfer Agent.”

   B.The Initial Fund and its Investment Objective.

The Company currently expects to offer the Millington Large-Cap ETF as its Initial Fund.  The Company currently expects the Initial Fund’s investment objective to be to provide the potential for capital appreciation by investing in a portfolio of large-cap domestic equity securities.

The Initial Fund may modify its investment objective and the Adviser may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund’s investment objective.

   1.Benefits of Funds to Investors.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Fund Deposit (as defined below) and creating a Creation Unit to be broken down into individual Shares.  As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per common share (“NAV”) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.  Applicants also expect that the Stock Exchange specialists (the “Specialists”) or market makers (“Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  As in the case of other actively managed ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that should normally be close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from their portfolios low cost basis securities through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest income received on portfolio securities.

   2.Benefits of Section 12(d) Relief.

If Section 12(d)(1) Relief is granted, the Funds will offer the Investing Funds the benefits noted above.  For example, the Initial Fund will offer a simple and efficient way to gain exposure to some of the largest and most liquid public companies domiciled in the United States.

   C.Depositary Receipts

Applicants anticipate that certain Global Funds may invest in “Depositary Receipts.”  Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.3  A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

   D.Procedures to Address Potential Conflicts of Interest.

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Fund Sub-Adviser have or, prior to acting as investment adviser to a Fund, will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  The Adviser and any Fund Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that,

3
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).  With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act of 1933, as amended (the “Securities Act”), on Form F-6.  ADR trades occur either on a Stock Exchange or off-exchange.  The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and the rules thereunder.  In addition, like the Adviser, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.

   E.Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per share with respect to matters regarding the Company or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware limited liability companies.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”).  Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

   F.Stock Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.  Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares.  Neither the Advisor nor the Distributor, nor any affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares.  One or more Specialists or Market Makers will be assigned to the Shares.4  As long as the Funds operate in reliance on the requested order, the Shares will be listed on the Stock Exchange.

4
Unlike on other Stock Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis.  Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares.  Rather, under NASDAQ’s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions.  Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange.

   G.Sales of Fund Shares.

Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received.  In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares generally will be purchased utilizing an “in-kind” process in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of securities, referred to as “Deposit Securities,” designated by the Adviser, together with the deposit or refund of a specified cash payment as the case may be (“Cash Component”-–collectively with the Deposit Securities, a “Fund Deposit”).  Each Fund will issue and sell Shares on any day that the Funds are required by Section 22(e) of the 1940 Act to be open for business (a “Business Day”).  The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m., Eastern Time) on each Business Day.5

For Funds that utilize an in-kind process, Applicants expect that the Deposit Securities will generally consist of a pro rata basket of a Fund’s portfolio, subject to certain exceptions.6  The Cash Component will be equal to the difference, if any, between the NAV per Creation Unit and the total aggregate market value per Creation Unit of the Deposit Securities.  Any Fund that is a Fixed Income Fund or a Blended Fund also intends to substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of the Fund that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of the substituted cash-in-lieu amount in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).7

The Funds’ “in-kind” policy will minimize portfolio turnover and brokerage expenses.  However, over time, the Company may conclude that operating on an exclusively “in-kind” basis for one or more Funds may present operational problems for such Funds.  Those circumstances may include situations when a Deposit Security may not be available in sufficient quantity for delivery, may not be eligible for transfer through the Shares Clearing Process (as defined herein), or may not be eligible for trading by an Authorized Participant (as defined herein) or the investor

5	Applicants note that each Fund will have in place procedures that provide for the fair valuation of its portfolio of equity or fixed income securities (“Portfolio Securities”) in calculating NAV.

6
There may be differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of a Fund’s portfolio (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots.  A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

7	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security of any Fund.

for which it is acting.  Therefore, each Fund may permit or require, under certain circumstances, an in-kind purchaser to substitute a cash-in-lieu amount in lieu of depositing some or all of the Deposit Securities.

In order for the Company to preserve maximum efficiency and flexibility, the Company reserves the right to determine in the future that Shares of one or more of the Funds may be purchased in Creation Units on a cash-only basis.  The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Company and the Adviser or Fund Sub-Adviser (if any) believe such method would substantially minimize the Company’s transactional costs or would enhance the Company’s operational efficiencies.  For example, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive payment for the Creation Units in cash rather than in-kind securities so that it has the liquid resources at hand for the Company to make the necessary purchases.  If a Fund were to receive in-kind securities on such a day, it would have to then sell many of such securities and acquire new securities, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers.  Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities.  The exact amounts of such Transaction Fees will be determined separately for each Fund.  The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.  Transaction Fees will be limited to amounts that have been determined by the Adviser or Fund Sub-Adviser (if any) to be appropriate and will take into account transaction and operational processing costs associated with the relevant Deposit Securities and Fund Securities (as defined below).  The Applicants may determine to increase, decrease or otherwise modify a Transaction Fee.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units will be aggregations of at least 25,000 Shares.  Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in a Fund beyond those limitations.

The Funds’ Custodian, in consultation with the Adviser and/or the Fund Sub-Adviser (if any), will make available on each Business Day, immediately prior to the opening of trading on the Stock Exchange, a list of the names and the required number of shares of each Deposit Security included in the current Fund Deposit (based on information at the end of the previous

Business Day) for the relevant Fund.  Such Fund Deposit will be applicable, subject to any adjustments as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Fund Deposit composition is made available.  In the same manner, the Applicants or the Custodian also will make available the previous day’s Cash Component as well as the estimated Cash Component for the current day.

Creation Units may be purchased through orders placed with the Distributor by or through an “Authorized Participant” which is either (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor (“Participant Agreement”).  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  An Authorized Participant is not required to be a member of the Stock Exchange.  The Distributor will be responsible for transmitting orders it receives to the Funds.  Authorized Participants making payment for Creation Units placed through the Distributor must either: (1) initiate instructions pertaining to Fund Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Fund Deposit with the Company “outside” the Shares Clearing Process through the facilities of DTC (the “DTC Process”).  This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, it is expected that its usage will generally cost a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit.  With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process may not be available for purchases or redemptions of Global Funds, or foreign securities that form part of the Deposit Securities or Fund Securities (as defined below).  Accordingly, for so long as and to the extent this is the case, Authorized Participants making payment for orders of Creation Units of Shares of Global Funds must have international trading capabilities and must deposit foreign securities that are part of the Fund Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians.  Specifically, the purchase of a Creation Unit of a Global Fund will operate as follows to the extent that the Shares Clearing Process is not available.  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Closing Time (as defined below) on the Transmittal Date (as defined below).  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian.  Once the Custodian has been notified of an order to purchase, it will provide necessary information the sub-custodian(s) of the relevant Global Fund.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf if it acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund.  Such Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians.  Once the sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a prospectus (each, a “Prospectus”)8 or summary prospectus9, if applicable, to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

Except as described below, Shares and Deposit Securities of Fixed Income Funds and Blended Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds.  The Shares and Deposit Securities of Fixed Income Funds and Blended Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through the DTC.  The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Company on behalf of each Fixed Income Fund.10  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.  Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and number of shares of the Deposit Securities required for the Fund Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser and/or Fund Sub-Advisers (if any) in light of the

8	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009) (the “Summary Prospectus Rule”).

9	As defined in the Summary Prospectus Rule (a “Summary Prospectus”).

10
Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T + 3”) basis.  Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T + 3 settlement date.  As with other investment companies, the 1940 Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds.  The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

investment objective of such Fund.  Applicants reserve the right to the right to permit a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Security.11  Substitution might be permitted, for example, because one or more Deposit Securities (may be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) may not be eligible for transfer through the Shares Clearing Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Fund Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern Time) (the “Closing Time”) on the date such order is placed (the “Transmittal Date”), as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date.  In the case of custom orders,12 the order must be received by the Distributor no later than one hour prior to Closing Time.  The Distributor may reject any order to purchase Shares that is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if: (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Company, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Company, the Adviser, or the Distributor, have an adverse effect on the Company or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes.  Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, any relevant sub-custodian, the Transfer Agent, a Fund Sub-Adviser, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

11
In certain circumstances, an investor who tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the Shares Clearing Process can only handle non-conforming deposits in specified situations.

12
A custom order may be placed by an Authorized Participant in the event that the Company permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security that, among other things, may not be (a) available in sufficient quantity for delivery or (b) eligible for trading by such Authorized Participant or the investor for which it is acting.  On days when the Stock Exchange or bond markets close earlier than normal, a Fixed Income Fund or a Blended Fund may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m., Eastern Time.  In addition, orders to purchase shares of each Fixed Income Fund or Blended Fund may not be accepted on any day when the bond markets are closed.

   1.Purchases Through the Shares Clearing Process.  An entity purchasing Creation Units of Eligible Funds may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Company, along with the appropriate Transaction Fee.  Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor, such Shares will be delivered to the purchaser thereof.

   2.Purchases “Outside the Shares Clearing Process.”  An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process.  Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Company, immediately available or same-day funds estimated by the Company to be sufficient to pay the Cash Component next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee.  Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or on another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Company are in place for payment of the Cash Component and any other cash amounts which may be due, the Company will accept the order, subject to its right (and the right of the Distributor or Adviser) to reject any order not submitted in proper form.

Once the Company has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Company will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share.  The Distributor will then transmit or cause the transmission of a confirmation of acceptance to the Authorized Participant that placed the order.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.   When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Company will issue and cause delivery of the Creation Unit of a Fund.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement.  The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Company of acquiring such Deposit Securities and the value of the collateral.

   H.Pricing.

The price of Shares trading on the Stock Exchange will be based on a current bid/offer market.  The price of Shares of any Fund, like the price of all publicly traded securities, will be subject to factors such as supply and demand, as well as the current value of the assets held by such Fund.  In addition, Shares are available for purchase or sale on an intra-day basis on the Stock Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on the Stock Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to Brokers at a concession by the Adviser, the Distributor or by a Fund.  Transactions involving the sale of Shares on the Stock Exchange will be subject to customary brokerage commissions and charges.

   I.Redemption.

Beneficial owners of Shares  may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Company.  Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund.  Redemption requests must be placed by or through an Authorized Participant.  Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities (“Fund Securities”).13  The Company will redeem Shares of each Fund on any Business Day.  Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as discussed below with regard to Global Funds.  Redemption requests must be received by 4:00 p.m., Eastern Time to be redeemed that day.  In the case of custom redemptions,14 the order must be received by the Distributor no later than 3:00 p.m., Eastern Time.  The Company’s Custodian, through the NSCC, will make available immediately prior to the opening of business on the Stock Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the “Creation List”) which will be applicable to a purchase and the list of Fund Securities (the “Redemption List”) that will be applicable to redemption requests received in proper form on that day (each subject to possible amendment or correction).  The specified Deposit Securities and Fund Securities will generally correspond pro rata to a Fund’s Portfolio Securities.

Each Fund will have the right to make redemption payments in cash, in-kind or a combination of each, provided the value of its redemption payments equals the NAV per Share.

13
A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities.

14
Custom redemption orders may be placed by an Authorized Participant in the event that the Company permits the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the Company.

At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security if the Fund determines that such method is warranted.  This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities or the presence of the securities on an investment banking firm’s restricted list, or at any time it is determined to be in the best interests of the Fund.  Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus or minus a “Cash Redemption Amount” as the case may be (collectively a “Fund Redemption”).  The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the Fund Securities.  Accordingly, to the extent that the Fund Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming Shareholder to the Fund.  A redeeming investor also will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.  To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the Fund.

Creation Units may be redeemed either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC.  As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor.  An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process.  A redeemer receiving cash-in-lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion.

To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement.  The Participant Agreement will permit the Company, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Company of acquiring such Shares and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the

Company, and (ii) arrangements satisfactory to the Company are in place for the Authorized Participant to transfer or cause to be transferred to the Company the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request.  As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.

When redeeming a Creation Unit of a Global Fund and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded.  If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,15 a Global Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash.  In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Global Fund next determined after the redemption request is received in proper form, minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Fund Securities to cash.

   J.Qualification as a Regulated Investment Company.

It is currently contemplated that each Fund will intend to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Company, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit.  Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or, in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Stock Exchange that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

15
Applicants note that certain holders of Shares residing in a country that is the locale of a Fund Security may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds.  In such cases, the Global Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

   K.Dividends, Distributions and Taxes.

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis.  Dividends will be paid to beneficial owners of record in the manner described below.  Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.  Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares.  Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund that elects to be treated as a RIC for U.S. federal income tax purposes (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

   L.Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser.  Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of any Fund may be increased, decreased or otherwise modified.

All other expenses incurred in the operation of the Company will be borne by the Company and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.  Operational fees and expenses incurred by the Company that are directly attributable to a specific Fund will be allocated and charged to that Fund.  Such expenses may include, but will not be limited to, the following: investment advisory fees (including sub-advisory fees), custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Stock Exchange listing fees, fees associated with securities lending 12b-1 fees16, and other costs properly payable by each Fund.  Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund.  Such expenses may include, but will not be limited to, the

16
The Company may be authorized to implement a plan under Rule 12b-1 under the 1940 Act on behalf of a Fund and to assess a 12b-1 fee of up to 25 basis points, such fee to be calculated on the average daily NAV of the respective Fund.

following: fees and expenses of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Company; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses, Summary Prospectus (if any) and statements of additional information (“SAIs”); costs of preparing, printing and mailing semi-annual and annual reports (together, “Shareholder Reports”); costs of preparing, printing and mailing proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums.  All operational fees and expenses incurred by the Company will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

  M.Dividend Reinvestment Service.

The Funds do not currently intend to make the DTC book entry dividend reinvestment service available for use by beneficial owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

   N.Availability of Information.

The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

The Funds’ website (http://www.millingtonsecurities.com/millington/prod/index.php), which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus and Summary Prospectus (if any) for each Fund that may be downloaded.  The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”)17, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the  Fund’s calculation of NAV at the end of the Business Day.18  The website and information will be publicly available at no charge.

17
The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV.  The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

18
Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

Investors interested in a particular Fund can also obtain its Prospectus, SAI, Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Company, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on the Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company.  Information regarding market price and volume, Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily and available for publication by various media of general circulation, such as newspapers.  The Stock Exchange or a major market data vendor will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

   O.Sales and Marketing Materials; Prospectus Disclosure.

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Company will be classified and registered under the 1940 Act as an open-end management investment company, neither the Company nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required by Form N-1A) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds.  Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Company nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities.  Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

   P.Third-Party Broker-Dealer Issues.

Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Depending on the circumstances, some activities on the part of Brokers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or the client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

II. Funds of Actively Managed Exchange-Traded Funds

   A.The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested order.  The Investing Funds will not be part of the same group of investment companies as the Funds.  Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”).  Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

   B.Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act.  Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.  Applicants state that the Commission has previously granted the relief requested herein to other applicants who sought relief for similar fund of funds structures and investments.19

19
See, e.g., Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29256 (April 23, 2010) (notice) and 29271 (May 18, 2010) (order); Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order); WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471 (October 27, 2008) (order); WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order);  PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order), as amended by Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008) (order); Rydex ETF Trust, Rydex Series Funds, Rydex Dynamic Funds, PADCO Advisors, Inc., PADCO Advisors II, Inc., Investment Company Act Release Nos. 27183 (December 8, 2005) (notice) and 27202 (January 4, 2006) (order) (amending Investment Company Act Release Nos. 24678 (October 5, 2000) (notice) and 24722 (October 31, 2000) (order)); and iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order).

   C.Fees and Expenses.

Shares of the Funds will be sold by the Fund without sales loads.  Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.  Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions.  For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units.  Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

   D.Conditions and Disclosure Relating to Section 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation Agreement with the Fund.  The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief.  The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment companies.

III. Request for Exemptive Relief and Legal Analysis

The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   A.Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.  Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Company to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund.  Creation Units are always redeemable in accordance with the provisions of the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market.  Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based ETFs and actively managed ETFs to redeem their shares only in Creation Units.  While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent.  As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs and other actively managed ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   B.Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus.  Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  Shares of each Fund will be listed on the Stock Exchange.  The Shares will trade on and away from the Stock Exchange20 at all times on the basis of current bid/ask prices.  Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1.  The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve the Company or Funds as parties and cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.  The Applicants contend that the proposed distribution system also will be orderly.   Shares may be sold or acquired by purchasing them on the Stock Exchange or by creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over another Broker in the sale of Shares.  In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

20	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices.  With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.  The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

    C.Section 22(e) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act for certain Global Funds under the circumstances described below.  Applicants acknowledge that the relief obtained from the requirements of Section 22(e) will not affect the obligations of Applicants under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except -

(1)	For any period (A) during which the NYSE is closed other than customary week-end and holiday closings, or (B) during which trading on the NYSE is restricted;

(2)
For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	For such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions of Creation Units for Global Funds will be contingent not only on the settlement cycles of the U.S. securities markets, but also on the delivery cycles in local markets for the underlying foreign securities held by the Global Funds.  Applicants have been made aware that the delivery cycles currently practicable for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Global Funds to be longer than seven calendar days.  Accordingly, with respect to any Global Funds only, Applicants request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of in-kind redemptions within seven days following the tender of a Creation Unit of such Funds.  Applicants request that the relief be granted so that each Global Fund, to the extent it holds Portfolio Securities which require a delivery process in excess of seven calendar days, may provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Deposit Securities of the Global Fund customarily clear and settle, but in any event, within a period not to exceed fifteen (15) calendar days.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for each Global Fund requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,21 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours),22 the elimination of existing holidays or changes in local securities delivery practices could affect the information set forth herein at some time in the future.23  The SAI with respect to each Global Fund will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Global Fund.  Except as otherwise disclosed in the SAI for each Global Fund, deliveries of redemption proceeds by each Global Fund are expected to be made within seven days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payments of redemption proceeds.  Applicants

21
Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

22
A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

23
The Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

propose that allowing redemption payments for Creation Units of each Global Fund to be made within fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e) and will not lead to the problems that Section 22(e) was designed to prevent.  Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Deposit Securities of the Global Funds.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Global Fund assets in Deposit Securities.  Applicants are not seeking relief from Section 22(e) of the 1940 Act with respect to Global Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to fifteen (15) calendar days, following the date on which a request for redemption is received and in proper form.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

   D.Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2).

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal— knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds and the Company, a large institutional investor could own more than 5% of a Fund or the Company, or in excess of 25% of the outstanding Shares of a Fund or the Company, making that investor a first-tier affiliate of each Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.  In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by the Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Fund Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund.  Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed previously in this Application, the Deposit Securities and Fund Securities available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata to the Fund’s portfolio instruments, as described above.  Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds, and the valuation of the Deposit Securities and Fund Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   E.Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.  Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.24  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.25  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”26

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).27  These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).28  Applicants proposed a number of conditions designed to address these concerns.

Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A)(i).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group and an Investing Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling,

24	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

25	Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

26	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

27	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

28	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor.  An “Investing Fund’s Sub-Advisory Group” is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser.  This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.  A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.  An “Investing Fund Affiliate” is defined as any Investing Fund Adviser,  Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7, and B.8 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund.  To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A)(i).  A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the FOF Participation Agreement with the Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under Condition B.5, an Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund in connection with the investment by the Investing Fund in the Fund.  Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.  Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.29

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company.30  No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act  except to the extent permitted by exemptive relief from the

29	Any references to NASD Conduct Rule 2830 includes any replacement or successor rule that may be adopted by the Financial Industry Regulatory Authority.

30
The Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act.  The FOF Participation Agreement also will include this acknowledgment.

Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, the Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A), mitigates the concerns about layering of fees.

   F. Sections 17(a), 17(b) and 6(c).

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund.  In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct, in-kind sales and redemptions of its Shares with an Investing Fund could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Advisor.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.31   Further, absent the unusual circumstances discussed previously in this Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata to the Fund’s portfolio instruments, as described above.

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund.  The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.  The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

31
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares.  The requested relief is intended to cover the in-kind transactions that may accompany such sales and redemptions.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

   G.Discussion of Precedent.

The Applicants’ requested relief in this application is substantially identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds.32  In addition, the relief requested in this Application is substantially similar to prior relief granted by the Commission to other ETFs.33

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs.  While the Funds are technically actively managed ETFs, the Applicants do not believe that the Funds raise any significant new regulatory issues.  As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs.

In addition, as required under Condition A.5 of this Application, neither the Adviser nor any Fund Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.  This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Fund Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the 1940 Act.

32
See, e.g., Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29256 (April 23, 2010) (notice) and 29271 (May 18, 2010) (order); Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order); WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471 (October 27, 2008) (order); WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release Nos. 28143 (February 5, 2008) (notice) and 28172 (February 27, 2008) (order); PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order), as amended by Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008) (order).

33
See, e.g., In the Matter of SPA ETF Trust, et al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26, 2007) (order); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005) (order).

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted the same exemptive relief as that being requested herein to other ETFs is equally applicable to the Funds.

IV. Conditions

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

   A.Actively Managed Exchange-Traded Fund Relief.

   1.As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Stock Exchange.

   2.Neither the Company nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

   3.The website for the Funds, which is and will be publicly accessible at no charge, will contain on a per Share basis, for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

   4.On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

   5.The Adviser or any Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

   6.The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

   B.Section 12(d)(1) Relief.

   1.The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing

Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

   2.No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

   3.The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

   4.Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

   5.The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

   6.No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

   7.The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

   8.Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

   9.Before investing in a Fund in excess of the limits in Section 12(d)(1)(A)(i), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

   10.Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

   11.Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

   12.No Fund relying on the Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

V. Names and Addresses

The following are the names and addresses of Applicants:

Millington Securities, Inc.
222 South Mill Street
Naperville, IL  60540

Millington Exchange Traded MAVINS Fund, LLC
c/o Millington Securities, Inc.
222 South Mill Street
Naperville, IL  60540

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VII. Authorization and Signatures–Millington Securities, Inc.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Charles G. Millington is authorized to sign and file this document on behalf of Millington Securities, Inc. pursuant to the general authority vested in him as the President of Millington Securities, Inc.

Millington Securities, Inc.

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President

Dated as of March 22, 2011

VIII. Authorization and Signatures–Millington Exchange Traded MAVINS Fund, LLC

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Millginton Securities, Inc. is authorized to sign and file this document on behalf of Millington Exchange Traded MAVINS Fund, LLC pursuant to a resolution dated March 22, 2011.

Millington Exchange Traded MAVINS Fund, LLC

By:	/s/ Millington Securities, Inc.
Name: Millington Securities, Inc.
Title: Member

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President, Millington Securities, Inc.

Dated as of March 22, 2011

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Millington Securities, Inc., that he is the President of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Millington Exchange Traded MAVINS Fund, LLC, that he is the President of the sole Member of such Company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Millington Securities, Inc.
Name: Millington Securities, Inc.
Title: Member

By:	/s/ Charles G. Millington
Name: Charles G. Millington
Title: President, Millington Securities, Inc.